ORDINANCE NO. O-03-17

AN ORDINANCE GRANTING A SPECIFIC USE PERMIT FOR A NURSING HOME ON PROPERTY ZONED MF-1, MULTIPLE FAMILY LOW DENSITY DISTRICT

WHEREAS, a public hearing was held before the Planning and Zoning Commission of the City of Palestine, Texas, on the 17th day of November, 2016, and a public hearing was held before the City Council of the City of Palestine, Texas, on the 23rd day of January, 2017, at 5:30 p.m., where all interested persons were provided with an opportunity to be heard on a proposed application for a Specific Use Permit to the allow a nursing home on property zoned MF-1, Multiple Family, Low Density District located on a 4.685 acre tract of land recorded in Volume 877, Page 123 of the Anderson County Deed Records as provided in the Comprehensive Zoning Ordinance of the City of Palestine, Texas, said hearing being held at City Hall, with all notices being given as required by law; and

WHEREAS, the Planning and Zoning Commission gave written notice of such hearing to all real property owners within 200 feet of the affected property as reflected by the last approved tax roll for the City of Palestine, and notice being given by mail more than ten days prior to the date of the hearing; and

WHEREAS, the Planning and Zoning Commission considered all of the testimony and all persons present were given an opportunity to be heard, and the Planning and Zoning Commission made its final report in writing to the City Council; and

WHEREAS, the City Council considered all of the testimony and all persons present were given an opportunity to be heard; and

WHEREAS, the City Council is of the opinion that the following Ordinance should be passed and that it is in the public interest and necessary for the promotion of health, safety, morals, and general welfare of the City.

NOW, THEREFORE, BE IT ORDAINED BY THE CITY COUNCIL OF THE

ORDINANCE NO. O-03-17

EXHIBIT A
SURVEY AND BOUNDARY DESCRIPTION
4.685 ACRES - JOHN ARTHUR SURVEY A-4



Uelwyn A. Eilenstein
First Tract
1702/220
Fnd. 3/8" I.R.
N 77°51'23"E 344.42'
(N 76°30'E - 345')
Fnd. 1/2" I.R.
S 08°46'26"E
63.07'
Fnd. 3/4" I.P.
OAKDALE DRIVE ADDITION
ENV. 31-A, A.C.M.R.
42
44
46
S. ROYALL STREET
N 18°00'00"W 488.63'
(N 18°W 470')
JOHN ARTHUR A-4
Surveyed
4.685 Acres
576.44'
(643')
San. Sewer Line
Alfred H. Summers
and
F. Bailey Summers
To
William H. Fox
and
George E. Summerlin
May 22, 1978
Called 4.76 Acres
877/123
Set 1/2" I.R.
48" RCP Culvert
S 13°07'44"E
(S 13°E)
Residue of 9 Acres
755/371
WILLIAM S. McDONALD A-43
(N 17°30'W 200')
N 16°16'42"W
180.42'
(S 71°30'W - 289')
S 72°33'12"W 289.00'
Fnd. 1/2" I.R.
Set 1/2" I.R.
Hog Wire Fc.
Called 2.12 Acres
1847/302
OLD NAVARRO ROAD
(Abandoned)

Bearings and distances in parentheses are called.

Bearings are based on the upper West line of the 4.76 acre tract in Vol. 877, Pg. 123 of the Anderson County Official Public Records. Called N 18°W.

I hereby certify that this map is an accurate representation of a survey made on the ground under my supervision on November 8, 2006. To the best of my knowledge the dimensions and locations of all improvements are as shown hereon. To the best of my knowledge there are no encroachments or visible easements except as shown hereon and according to the FEMA City of Palestine Community Panel Number 480004 0010C, dated March 1, 1984, this property is not located in a Flood Zone.

A Field Note Description contains additional details and is a part of this survey.

This survey was performed for a specific transaction and use for any other purpose or by any other party is done at the users risk and the undersigned surveyor is not responsible for any loss resulting from that use.

CARROLL L. SMITH
Registered Professional Land Surveyor
State Of Texas Number 4181

883C_01 SPM-21/75 1106-6106

GF No. 200609020 9-26-06

SURVEY MAP
SHOWING 4.685 ACRES IN THE
JOHN ARTHUR SURVEY, A-4
PALESTINE, TEXAS

SCALE: 1" = 100' NOVEMBER 8, 2006

IVES TECHNICAL SERVICE
P.O. BOX 1561 (903) 729-7206
PALESTINE, TEXAS 75802

BLOCK 883-C C-1-2544

EXHIBIT A
SURVEY AND BOUNDARY DESCRIPTION
4.685 ACRES - JOHN ARTHUR SURVEY A-4

FIELD NOTE DESCRIPTION

4.685 ACRES

ALL that certain tract of land in Anderson County, Texas, in the JOHN ARTHUR SURVEY, Abstract 4, being that same tract called 4.76 acres in deed from Alfred H. Summers and F. Bailey Summers to William H. Fox and George E. Summerlin dated May 22, 1978, recorded in Volume 877, Page 123 of the Anderson County Official Public Records (O.P.R.) and being more particularly described as follows:

BEGINNING at a 1/2" iron rod found in the East margin of South Royall Street at the Northwest corner of a tract called 2.12 acres in Volume 1847, Page 302 O.P.R.

THENCE; In a Northerly direction with the East margin of South Royall Street as follows:

N 16° 16' 42" W, 180.42 feet to a 1/2" iron rod set.
N 18° 00' 00" W, 488.63 feet to a 3/8" iron rod found marking the Southwest corner of the Llelwyn A. Eilenstein, et ux First Tract in Volume 1702, Page 220 O.P.R.

THENCE; N 77° 51' 23" E, with the South line of the Eilenstein Tract 344.42 feet to a 1/2" iron rod found in the West line of Lot 46 of Oakdale Drive Addition as depicted on plat recorded in Envelope 31-A of the Anderson County Map Records, being in the occupied East line of the ARTHUR SURVEY and West line of the WILLIAM S. MCDONALD SURVEY, Abstract 43.

THENCE; S 08° 46' 26" E, with the West line of Lot 46, the occupied West line of the MCDONALD SURVEY and the East line of the ARTHUR SURVEY 63.07 feet to a 3/4" iron pipe found marking the Southwest corner of Lot 46 and the Northwest corner of the residue of a tract called 9 acres in Volume 755, Page 371 O.P.R.

THENCE; S 13° 07' 44" E, with the West line of the residue of the 9 acre tract, the occupied West line of the MCDONALD SURVEY and the East line of the ARTHUR SURVEY 576.44 feet to a 1/2" iron rod set in old abandoned Navarro Road.

THENCE; S 72° 33' 12" W, at 47.89 feet pass a 1" iron pipe in the West margin of old abandoned Navarro Road at the Northeast corner of said 2.12 acre tract, continuing the same course with the North line of the 2.12 acre tract a total distance of 289.00 feet to the PLACE OF BEGINNING containing 4.685 acres.

Bearings are based on the upper West line of the 4.76 acre tract in Volume 877, Page 123 O.P.R. Called N 18° W.

CITY OF PALESTINE, TEXAS:

I.

That a Specific Use Permit be granted to allow a nursing home on a 4.685 acre tract of land recorded in Volume 877, Page 123 of the Anderson County Deed Records and zoned MF-1, Multiple Family, Low Density District and further described in the attached "Exhibit A", as provided in the Comprehensive Zoning Ordinance of the City of Palestine, Texas, and that said property be subject to and governed by the terms of the aforesaid Ordinance.

II.

Provided, however, that this permit shall expire unless the property owner has obtained a building permit within two years of the effective date of this ordinance.

III.

Any person violating any provision of this ordinance shall, upon a conviction, be fined any sum not exceeding $2,000.00; and each day and every day that the provisions of this ordinance are violated shall constitute a separate and distinct offense.

PASSED, APPROVED and ADOPTED this 23rd day of January, 2017.

Bob Herrington, Mayor

ATTEST:
APPROVED AS TO FORM:

Teresa Herrera, City Secretary

Ronald D. Stutes, City Attorney